Exhibit 99.1

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96  Origin: Appendix 5  Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12

Name of entity

GENETIC TECHNOLOGIES LIMITED

ABN

17 009 212 238

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,000,000 in respect of conversion of convertible note 10,388,290 in respect of interest rate adjustment under the convertible note

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

Fully paid ordinary shares

+ See chapter 19 for defined terms.

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•             the date from which they do

•             the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•             the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5	Issue price or consideration	USD 500,000

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To provide the Company with additional working capital to further accelerate the roll-out of its principal breast cancer risk assessment test BREVAGenTM in the United States

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b — 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

No

6b	The date the security holder resolution under rule 7.1A was passed	Not applicable

6c	Number of +securities issued without security holder approval under rule 7.1	Not applicable

6d	Number of +securities issued with security holder approval under rule 7.1A	Not applicable

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	Not applicable

6f	Number of securities issued under an exception in rule 7.2	Not applicable

+ See chapter 19 for defined terms.

6g	If securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the issue date and both values. Include the source of the VWAP calculation.	Not applicable

6h	If securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	Not applicable

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A — complete Annexure 1 and release to ASX Market Announcements	89,189,792

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 March 2014

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in section 2 if applicable)	647,339,902	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in section 2 if applicable)	500,000	Options at $0.045, exp. 8/5/2015 (GTGAI)
		2,625,000	Options at $0.19, exp. 31/3/2016 (GTGAW)
		1,000,000	Options at $0.20, exp. 31/7/2016 (GTGAM)
		1,750,000	Options at $0.12, exp. 20/2/2017 (GTGAK)
		2,650,000	Options at $0.14, exp. 29/8/2017 (GTGAO)
		250,000	Options at $0.10, exp. 1/12/17 (GTGAQ)
		750,000	Options at $0.10, exp. 25/1/18 (GTGAS)
		1,250,000	Options at $0.105, exp. 11/7/18 (GTGAY)
		27,500,000	Convertible Note issued on 19 December 2013
		37,500,000	“Greenshoe option” issued on 19 December 2013

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

Quotation agreement

1                                        +Quotation of our additional +securities is in ASX’s absolute discretion.  ASX may quote the +securities on any conditions it decides.

2                                        We warrant the following to ASX.

•                                          The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•                                          There is no reason why those +securities should not be granted +quotation.

•                                          An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•                                          Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•                                          If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3                                        We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4                                        We give ASX the information and documents required by this form.  If any information or document not available now, will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:		Date: 20 March 2014
Acting Chief Executive Officer

Print name:	Thomas G. Howitt

+ See chapter 19 for defined terms.

== == == == ==

Appendix 3B — Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for +eligible entities

Introduced 01/08/12

Part 1

Rule 7.1 — Issues exceeding 15% of capital

Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

Insert number of fully paid ordinary securities on issue 12 months before date of issue or agreement to issue	475,471,819

Add the following: • Number of fully paid ordinary securities issued in that 12 month period under an exception in rule 7.2	19,777,857

• Number of fully paid ordinary securities issued in that 12 month period with shareholder approval	145,645,780

•             Number of partly paid ordinary securities that became fully paid in that 12 month period

Note:

•             Include only ordinary securities here — other classes of equity securities cannot be added

•             Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•             It may be useful to set out issues of securities on different dates as separate line items

Subtract the number of fully paid ordinary securities cancelled during that 12 month period

“A”	640,895,456

Step 2: Calculate 15% of “A”

“B”	0.15 [Note: this value cannot be changed]

Multiply “A” by 0.15	96,134,318

+ See chapter 19 for defined terms.

Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used

Insert number of equity securities issued or agreed to be issued in that 12 month period not counting those issued:

•             Under an exception in rule 7.2

•             Under rule 7.1A

•             With security holder approval under rule 7.1 or rule 7.4

Note:

•             This applies to equity securities, unless specifically excluded — not just ordinary securities

•             Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•             It may be useful to set out issues of securities on different dates as separate line items

“C”	6,944,526

Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1

“A” x 0.15 Note: number must be same as shown in Step 2	96,134,318

Subtract “C” Note: number must be same as shown in Step 3	6,944,526

Total [“A” x 0.15] — “C”	89,189,792 [Note: this is the remaining placement capacity under rule 7.1]

+ See chapter 19 for defined terms.

Part 2

Rule 7.1A — Additional placement capacity for eligible entities

Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

“A” Note: number must be same as shown in Step 1 of Part 1

Step 2: Calculate 10% of “A”

“D”	0.10 Note: this value cannot be changed

Multiply “A” by 0.10

Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used

Insert number of equity securities issued or agreed to be issued in that 12 month period under rule 7.1A

Notes:

•                  This applies to equity securities — not just ordinary securities

•                  Include here — if applicable — the securities the subject of the Appendix 3B to which this form is annexed

•                  Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained

•                  It may be useful to set out issues of securities on different dates as separate line items

“E”

+ See chapter 19 for defined terms.

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A

“A” x 0.10 Note: number must be same as shown in Step 2

Subtract “E” Note: number must be same as shown in Step 3

Total [“A” x 0.10] — “E”	Note: this is the remaining placement capacity under rule 7.1A

+ See chapter 19 for defined terms.